FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR FISCAL YEAR ENDED DECEMBER 31, 2002

Commission File Number: 1-9828

GAINSCO, INC. 401(k) PLAN

(Full Title of the Plan)

GAINSCO, INC.

(Name of Issuer)

1445 Ross Avenue, Suite 5300

Dallas, Texas 75202

(Principal Executive Office)

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

Glenn W. Anderson

President

GAINSCO, INC.

1445 Ross Avenue, Suite 5300

Dallas, Texas 75202

(214) 647-0415

Copy to:

Byron F. Egan

Jackson Walker L.L.P.

901 Main Street, Suite 6000

Dallas, Texas 75202

(214) 953-5727

REQUIRED INFORMATION

The GAINSCO, INC. 401(k) Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Gainsco, Inc. 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

GAINSCO, INC. 401(k) Plan

Independent Auditors’ Report

The Plan Administrator

GAINSCO, INC. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the GAINSCO, INC. 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

Dallas, Texas

June 13, 2003

GAINSCO, INC. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

Assets	2002	2001
Investments, at fair value	$3,698,808	5,442,810

Receivables:
Participant contributions	12,287	18,914
Employer contributions	32,861	52,098
Accrued interest	2,520	2,441

Total receivables	47,668	73,453

Net assets available for benefits	$3,746,476	5,516,263

See accompanying notes to financial statements.

GAINSCO, INC. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(1,009,372)	(844,086)
Interest and dividends	65,530	159,265

	(943,842)	(684,821)

Contributions:
Participant	347,523	686,990
Employer	150,490	249,605

	498,013	936,595

Total (deductions) additions	(445,829)	251,774

Deductions from net assets attributed to:
Benefits paid to participants	1,111,594	425,780
Transfer of assets to Tri-State, Ltd. 401(k) Plan	212,364	—

Net decrease	(1,769,787)	(174,006)
Net assets available for benefits, beginning of year	5,516,263	5,690,269

Net assets available for benefits, end of year	$3,746,476	5,516,263

See accompanying notes to financial statements.

GAINSCO, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description of Plan and Accounting Policies

The following description of GAINSCO, INC. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of GAINSCO Service Corp., General Agents Insurance Company of America, Inc., MGA Insurance Company, Inc., Lalande Financial Group, Inc., National Specialty Lines, Inc., DLT Insurance Adjusters, Inc., and Tri-State, Ltd. (collectively, the Company) who have at least one hour of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

In February 2002, the Company had a reduction in staff due to its exit from the commercial insurance line of business. The employees affected became 100% vested in the employer matching contributions upon termination.

Effective April 11, 2002, total assets of $212,364 were transferred out of the Plan relating to the Company’s sale of Tri-State, Ltd. during August 2001. The employees of Tri-State, Ltd. became 100% vested in the employer matching contributions upon transfer of assets out of the Plan.

(b)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(c)	Contributions

Participants may elect to make a contribution in an amount not to exceed 15% of their annual compensation, as defined in the plan document.

A discretionary employer matching contribution policy was added to the Plan effective in 2000. This employer matching contribution is allocated in an amount not to exceed 100% of each participant’s first 6% of compensation. The employer matching contribution for the 2002 and 2001 plan year was 50% of each participant’s first 6% of compensation.

The Plan also has a profit sharing feature, which is discretionary. Employees are eligible to receive allocations of profit sharing contributions, if any, after completion of one year of service. The amount of the profit sharing contribution is decided upon by the Company and subject to certain maximum limits set by the board of directors and limitations imposed by the Internal Revenue Service. The amount of the profit sharing contribution allocated to each participant is based upon a pro rata share of the participant’s eligible compensation. There was no profit sharing contribution made in 2002 and 2001.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and plan investment earnings. The earnings and losses from investments are allocated to the participants’ accounts based on their individual account balances.

GAINSCO, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Forfeitures of nonvested plan participants who received a company contribution are used to reduce future employer contributions. Forfeitures for 2002 and 2001 were $33,441 and $28,257, respectively.

(e)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participants’ loans are valued at unpaid principal balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

(f)	Vesting

Participants have a 100% vested interest in their voluntary contributions with graduated vesting in the Company’s discretionary contributions plus investment earnings thereon, determined by years of credited service. A participant is 100% vested after six years of credited service.

(g)	Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are treated as directed account investments of the borrowing participant, are secured by the balance in the participant’s account, and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Interest rates range from 6.25% to 11.50% and 7.0% to 11.5% at December 31, 2002 and 2001, respectively.

(h)	Payment of Benefits

Benefits are paid to participants upon retirement, permanent disability, or termination, or to beneficiaries upon death of the participant. The participant or beneficiary may elect, subject to the terms of the Plan, to receive his or her benefits in a lump-sum cash distribution, or through transfer to another retirement plan in an amount equal to the value of the participant’s vested account balance. Benefit payments are recorded when paid.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of plan termination, all plan participants would become fully vested and the net plan assets would be distributed to plan participants based on each participant’s account balance.

(j)	Expenses

All administrative fees and expenses relative to the Plan are paid by the Company and are not charged to the Plan.

GAINSCO, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(k)	Administration

Merrill Lynch Trust Company was the trustee of the Plan during the 2002 and 2001 plan years and held all of the Plan’s assets and investments and was responsible for executing and recording transactions for the various funds.

(l)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(2)	Investments

The trustee of the Plan holds the investments of the Plan in trust on behalf of the participants and beneficiaries. Consistent with the fiduciary standards of ERISA, the plan administrator believes safeguards are adhered to in protecting the interests of plan participants and their beneficiaries.

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2002 and 2001:

	2002		2001
	Units/shares	Fair value	Units/shares	Fair value
Merrill Lynch Retirement Reserves Money Fund*	724,940	$724,940	929,011	$929,011
MFS Capital Opportunities Fund CL A	26,187	244,587	25,980	348,913
Merrill Lynch Basic Value Fund CL D*	14,217	330,966	15,937	465,205
AIM Small Cap Growth Fund CL A	13,087	241,842	18,580	476,962
Merrill Lynch S&P 500 Index Fund CL A*	44,852	482,608	70,016	985,828
Merrill Lynch Aggregate Bond Index Fund CL A*	45,400	497,130	41,639	437,210
Participants’ Loan Fund*	—	208,169	—	280,630
Alliance Premier Growth Fund CLA			18,024	366,255

*	Party in interest

GAINSCO, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(3)	Tax Status

The Plan obtained its latest determination letter on February 16, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan has not applied for a new determination letter. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the related trust was tax-exempt as of the financial statement date.

(4)	Concentration of Credit Risk

Assets invested in the funds are not deposits, are not guaranteed by the trustee, are not federally insured by the FDIC, and are subject to certain risks, including loss of principal.

(5)	Nonexempt Transactions

During 2001, the Plan had a nonexempt transaction totaling $3,589 due to the untimely remittance of participant contributions. The Company made a $212 payment to the Plan, which represents interest and investment earnings on the untimely remittance. There were no prohibited transactions during 2002.

(6)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2002	2001
Net assets available for benefits per the financial statements	$3,746,476	5,516,263
Amounts allocated to withdrawing participants	(1,480,738)	(1,135,323)

Net assets available for benefits per the Form 5500	$2,265,738	4,380,940

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2002 and 2001:

	2002	2001
Benefits paid to participants per the financial statements	$1,111,594	425,780
Add amounts allocated to withdrawing participants at end of year	1,480,738	1,135,323
Less amounts allocated to withdrawing participants at beginning of year	(1,135,323)	(487,517)

Benefits paid to participants per the Form 5500	$1,457,009	1,073,586

Amounts allocated to withdrawing participants are recorded on the Form 5500 for participants who separated from service during 2002 or a prior plan year who have not yet begun to receive their benefits.

GAINSCO, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(7)	Subsequent Event

In February 2003, Merrill Lynch notified the Plan of their intention to withdraw support for plan transactions involving acquisition of shares of GAINSCO, INC. common stock due to the delisted status of the stock and market conditions affecting the price and liquidity of the stock. The 401(k) Plan Investment Committee met to discuss the issues brought about by Merrill Lynch and approved the following changes to the Plan.

Effective February 28, 2003, the Plan will no longer offer a GAINSCO, INC. stock purchase option. Employees will no longer be able to buy GAINSCO, INC. stock from inside of the Plan; shares of GAINSCO, INC. stock already held within the Plan can continue to be held. All contributions (employer and employee) that were designated to be directed into purchases of GAINSCO, INC. stock will be redirected to the Merrill Lynch Retirement Reserves Money Fund after February 28, 2003. Employees may continue to borrow against their funds in the Plan but the value of GAINSCO, INC. stock held in their account will be excluded for the purposes of determining the possible loan amount.

Schedule 1

GAINSCO, INC. 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, or similar party	Investment description	Number of units/ shares	Current value
Cash and cash equivalents
Merrill Lynch Trust Company*	Merrill Lynch Retirement Reserves Money Fund*	724,940	$724,940
	CMA Money Fund	38,616	38,616

			763,556

Common stocks
GAINSCO, INC.*	GAINSCO, INC. Common Stock Fund*	184,911	16,642

Mutual funds
Merrill Lynch Trust Company*	AIM Small Cap Growth Fund CL A	13,087	241,842
	Alliance Bernstein Utility Inc.	907	10,127
	Alliance Premier Growth Fund CL A	11,517	158,249
	Blackrock Mid Cap Growth Equity Portfolio CL A	1,003	6,018
	Eaton Vance Information Age Fund CL A	513	5,597
	Eaton Vance Worldwide Health Sciences Fund CL A	14,144	108,202
	ING Pilgrim Convertible Fund CL A	336	4,919
	Merrill Lynch Aggregate Bond Index Fund CL A*	45,400	497,130
	Merrill Lynch Basic Value Fund CL D*	14,217	330,966
	Merrill Lynch Global Allocation Fund CL D*	2,134	24,345
	Merrill Lynch International Index Fund CL A*	218	1,544
	Merrill Lynch S&P 500 Index Fund CL A*	44,852	482,608
	Merrill Lynch Small Cap Value Fund CL D*	1,296	23,366
	Merrill Lynch U.S. Govt. Mortgage Fund CL D*	13,175	136,362
	MFS Capital Opportunities Fund CL A	26,187	244,587
	Munder Netnet Fund CL A	382	3,807
	Oppenheimer International Growth Fund CL A	10,801	117,947
	Oppenheimer Quest Balance Value Fund CL A	7	89
	Phoenix Strategic Equity Series Fund	580	3,771
	PIMCO Innovation Fund CL A	1,882	20,274
	PIMCO Real Return Bond Fund CL A	3,491	39,305
	The Oakmark International Fund CL II	566	7,426
	The Oakmark Select Fund CL II	802	19,023
	Van Kampen American Value Fund CL A	2,495	37,705
	Van Kampen Comstock Fund CL A	15,011	185,232

			2,710,441

Loans
Participants’ Loans*	Loan Fund (interest rates range from 6.25% to 11.5%)		208,169

			$3,698,808

*Party	in interest

See accompanying independent auditors’ report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the GAINSCO, INC. 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GAINSCO, INC. 401(k) PLAN

By:	/s/ Glenn W. Anderson Glenn W. Anderson, Chairman of the GAINSCO, INC. 401(k) Plan Investment Committee

Date: June 27, 2003

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

23	Independent Auditors’ Consent of KPMG LLP

99	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Chairman of the GAINSCO, INC. 401(k) Plan Investment Committee